UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09180C106

(CUSIP Number)

Ronald M. Shaich

23 Prescott St.

Brookline, MA 02246

617-991-8038

With a copy to:

Andrew Liazos

Heidi Steele

McDermott Will &Emery LLP

444 West Lake Street

Chicago IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS BJ’s Act III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,949 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,949 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,949 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of (a) 375,000 shares of Common Stock of the Issuer held by the Reporting Person, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by the Reporting Person.
(2)	Based on a total of 24,406,522 shares of Common Stock, which is calculated based upon the sum of (a) 23,529,573 shares of Common Stock issued and outstanding as of February 24, 2023 as disclosed by the Issuer in the 10-K and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Act III Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,949 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,949 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,949 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of (a) 375,000 shares of Common Stock of the Issuer held by BJ’s Act III, LLC, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ’s Act III, LLC.
(2)	Based on a total of 24,406,522 shares of Common Stock, which is calculated based upon the sum of (a) 23,529,573 shares of Common Stock issued and outstanding as of February 24, 2023 as disclosed by the Issuer in the 10-K and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Ronald M. Shaich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,402,229 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,402,229 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (a) 375,000 shares of Common Stock of the Issuer held by BJ’s Act III, LLC, (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ’s Act III, LLC, and (c) 150,280 shares of Common Stock of the Issuer held by a trust for which the Reporting Person has sole voting and dispositive power.
(2)	Based on a total of 24,406,522 shares of Common Stock, which is calculated based upon the sum of (a) 23,529,573 shares of Common Stock issued and outstanding as of February 24, 2023 as disclosed by the Issuer in the 10-K and (b) 876,949 shares of Common Stock issuable upon the exercise in full of the warrants.

Item 1.	Security and Issuer

This statement constitutes Amendment Number 2 to the Schedule 13D relating to the common stock, no par value (the “Common Stock”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 15, 2020 (the “Original Filing”) as amended by Amendment No. 1 (“Amendment No. 1”) on November 30, 2020 (collectively, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by Ronald M. Shaich, BJ’s Act III, LLC (“BJ’s LLC”), and Act III Holdings, LLC (“Act III LLC”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 15, 2020, a copy of which was attached as Exhibit 99.1 to the Original Filing.

BJ’s LLC is managed by Act III Management, LLC, Delaware limited liability company, which is wholly owned by Mr. Shaich. Act III LLC is the sole holder of Class A Units of BJ’s LLC. Act III LLC is beneficially owned by a trust, for which Mr. Shaich serves as trustee and has sole voting and dispositive power, and two limited liability companies, which have provided Mr. Shaich sole voting and dispositive power over their assets.

Annex A hereto sets forth each executive officer, manager or controlling person, as applicable, of the Reporting Persons (collectively, the “Covered Persons”), and, as applicable the residence or business address and present principal occupation or employment of each of the Covered Persons.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules under Section 13(d) of the Exchange Act, except to the extent of their pecuniary interest therein.

(b) The address of the principal office of each of the Reporting Persons is 23 Prescott St., Brookline, MA, 02446. The address of the principal office of each of the Covered Persons is set forth in Annex A hereto.

(c) BJ’s LLC is a holding company with no business operations. Act III LLC and Mr. Shaich are principally engaged in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The principal occupation or employment of each of the Covered Persons is set forth in Annex A hereto.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of each Reporting Persons, any of the Covered Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of each Reporting Persons, any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BJ’s LLC and Act III LLC are limited liability companies organized under the laws of the State of Delaware. Mr. Shaich is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 6 of the Schedule 13D is hereby amended to incorporate the information set forth in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Termination of Amended and Restated Investor Rights Agreement

Pursuant to a Termination Agreement, dated April 13, 2023 (the “Termination Agreement”) among the Issuer, SC 2018 Trust LLC and BJ's Act III, LLC, the Issuer, SC 2018 Trust LLC and BJ's Act III, LLC agreed to terminate the Amended and Restated Investor Rights Agreement referred in Amendment No. 1 to the Schedule 13D. Such termination will be effective upon the election of directors at the Issuer’s Annual Meeting of Shareholders to be held on June 15, 2023.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 30, 2020, among the Reporting Persons (previously filed).

Exhibit 99.2	Amended and Restated Investor Rights Agreement, dated November 24, 2020, by and among BJ’s Restaurants, Inc., SC 2018 Trust LLC and BJ’s Act III, LLC (previously filed).

Exhibit 99.3	Amendment No. 1, dated November 24, 2020, to Common Stock Purchase Warrant, dated May 5, 2020, issued by BJ’s Restaurants, Inc. in favor of BJ’s Act III, LLC (previously filed).

Exhibit 99.4	Termination Agreement, dated April 13, 2023, by and among the Issuer, SC 2018 Trust LLC and BJ's Act III, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023
BJ’S ACT III, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Chief Executive Officer

ACT III HOLDINGS, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Chief Executive Officer

RONALD M. SHAICH

/s/ Ronald M. Shaich

ANNEX A

The following sets forth information with respect to the executive officers and managers of BJ’s LLC and Act III LLC. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Annex A relates. Each of the persons listed below is a citizen of the United States. Each of the persons listed below who is not a Reporting Person disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by the Reporting Persons.

BJ’s LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	73,183	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	9,755	(2)

Act III LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	73,183	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	9,755	(2)

(1)	Included in the Schedule 13D to which this Annex A relates.
(2)	Less than 1% of class.
(3)	Mr. Elbogen holds the shares of Common Stock solely in his individual capacity has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned by him. Mr. Elbogen is a director of the Issuer. Includes options to purchase 8,701 shares of Common Stock that are currently exercisable. Does not include 3,510 shares of Common Stock representing unvested Restricted Stock Units received from the Issuer for his services as a director which vest on January 15, 2024. Each Restricted Stock Unit represents a contingent right to receive one share of Common Stock.
(4)	Mr. Pascal holds the shares of Common Stock solely in his individual capacity has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned by him. Mr. Pascal is a director of the Issuer. Does not include 3,510 shares of Common Stock representing unvested Restricted Stock Units received from the Issuer for his services as a director which will vest in June 2023. Each Restricted Stock Unit represents a contingent right to receive one share of Common Stock.